Exhibit 99.1

Enterprise Blockchain Processor, TAAL, becomes Hut 8's Newest Hosting Services Partner

TORONTO, May 28, 2021 /CNW/ - Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company"), one of North America's oldest and largest innovation-focused digital asset mining pioneers, is thrilled to announce its latest hosting partnership with Enterprise Blockchain transaction processor, TAAL Distributed Information Technologies Inc. (CSE: TAAL).

Hut 8 will provide physical hosting and optimization services and access to competitive electrical power for 960 newly-purchased digital hashing computers owned by TAAL. Hut 8 will also work with TAAL to make their existing fleet more efficient. Under the terms of this deal, TAAL will have 960 hashing computers, using 3.2 MW of Hut 8 power.

Hut 8's hosting and optimization services include equipment sourcing and logistics management, white-glove installation, a dedicated Client Success Manager (CSM), and 24/7 physical security and technical operation teams dedicated around-the-clock at each site.

"At Hut 8, we are focused on diversifying our revenue-generating business model and creating catalysts for growth." said CEO of Hut 8, Jaime Leverton. "Strengthening our existing hosting services line of business with strategic partners is a growth focus for the Company as we continue to see more institutional players expand their investments in digital asset mining. We strive to offer our partners a best-in-class North American-based option for their hosting needs."

TAAL operates exclusively on the BitcoinSV blockchain to support its blockchain transaction processing business. With this new hosting partnership, TAAL expects its hash rate to be at least 450 PH/s, well ahead of its stated goals of anticipating winning at least 30 BitcoinSV blocks per day attributed to TAAL.

"We are very pleased to be working with Hut 8, as we both share a dedication to excellence and having aligned core values of limiting our impact on the environment," comments Stefan Matthews, TAAL Executive Chairman, and Chief Executive Officer.

About TAAL:

TAAL Distributed Information Technologies Inc. delivers value-added blockchain services, providing professional-grade, highly scalable blockchain infrastructure and transactional platforms to support businesses building solutions and applications upon the BitcoinSV platform, and developing, operating, and managing distributed computing systems for enterprise users.

Visit TAAL online at www.taal.com

About Hut 8:

Hut 8 is one of North America's oldest, largest and innovation-focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

SOURCE Hut 8 Mining Corp

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For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 28-MAY-21